LIQUOR DEPOT

LIQUOR WORLD

SUPPL

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

June 1, 2007

07024265

Securities and Exchange Co
100F Street, NE
Washington, DC 20549
USA

VIA FEDERAL EXPRESS

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 0 4 2007
WASH, D.C.
185

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, we enclose copies of the Fund's:

1. News release – Letter from HSBC Bank Canada to Liquor Stores GP Inc. relating to an increased and amended credit facility, posted May 31, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned at (780) 702-2392 should you have any questions concerning the contents of this letter.

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Tory Thibaudeau
Corporate Paralegal

File No. 82-34937

HSBC

May 14, 2007

Liquor Stores GP Inc.
Suite 1120, Oxford Tower
10235 – 101 Street
Edmonton, Alberta
T5J 3G1

Attention: Mr. Irving Kipnes

Dear Sir:

HSBC Bank Canada ("HSBC") is pleased to offer the following increased and amended credit facilities (the "Loans") on the terms and conditions set out below. The terms and conditions contained in the Schedule are incorporated by reference into and form an integral part of this Facility Letter.

Borrower

Liquor Stores Limited Partnership by its general partner Liquor Stores GP Inc. (the "Borrower").

1.0 **Operating Loan**

1.1 Amount:

CAD 43,000,000 demand revolving loan (the "Operating Loan") with a seasonal bulge to CAD 52,000,000 from September 15 through February 15 of each year subject to HSBC renewal.

1.2 Purpose:

To assist in financing the day-to-day operating requirements of the Borrower.

1.3 Availability:

Subject to satisfactory annual review by HSBC. Available by way of account overdraft. At the Borrower's option, the Operating Loan shall also be available by way of banker's acceptances with a minimum amount of CAD 500,000 and in minimum tranches of CAD 100,000 for a maximum term of 180 days.

The Borrower shall ensure that the amount advanced and outstanding under the Operating Loan shall at no time exceed the Margin Requirement as calculated by HSBC described below.

1.4 Repayment:

All amounts outstanding under the Operating Loan shall be repaid on demand by HSBC and, unless and until otherwise demanded, interest shall be paid monthly at the rate set out below and in the manner provided in the attached Schedule.

1.5 Interest and Fees:

Interest shall be paid on a tiered basis as follows with interest quoted at a per annum rate basis.

Operating Loan -HSBC Prime or BA tiered based upon unadjusted leverage ratio:

Unadjusted Leverage Ratio	Drawn	Undrawn/Standby
<3x	Prime or BA + 1.50%	0.15%
3x – 3.5x	Prime + 0.25% or BA + 1.65%	0.25%
>3.5x	Prime + 0.50% or BA + 1.75%	0.35%

Notes:

- 25 bps premium on all tiers in term out
- Based upon Leverage ratio on an Unadjusted basis (not reflecting rent)

The Borrower shall pay to HSBC:

(a) on the last day of each month, an administration fee of CAD 1,500;

(b) a front-end application fee of CAD 5,000 and a bulge fee of CAD 5,000 prior to June 1/07;

(c) at the time of acceptance of each banker's acceptance under the Operating Loan, a stamping fee of 1.50% to 1.75% per annum as above, based on the face amount of such banker's acceptance and calculated over its term.

(d) a stand-by fee based on the unutilised balance of the Operating Loan, payable in arrears on the first day of each and every month at a rate of 0.15% to 0.35% per annum as above;

2.0 **Capital / Acquisition Loan**

2.1 Amount:

CAD 15,000,000 committed non-revolving loan (the "Capital / Acquisition Loan").

2.2 Purpose:

To assist in financing existing capital assets of the Borrower and to assist in financing the acquisition or development of liquor stores including goodwill by the Borrower. Also to be available to construct new locations, finance development overhead and provide equity component of acquired/purchased inventory;

2.3 Availability:

In the case of capital assets, funding will be based upon 65% of appraised value with provision of a satisfactory appraisal and/or invoices covering costs of additional stores either acquired or added/opened by the borrower. Such appraisal will cover only capital assets and leasehold improvements net of any goodwill or soft costs. The subject acquisitions or store additions must be for locations and operations acceptable to the bank and specifically approved for funding by the bank under this facility. The appraisal must meet the requirements of the bank and be completed by a bank approved appraiser.

Advances to be in minimum amounts of CAD 500,000 in multiples of CAD 100,000.

Any readvance shall not result in the loan balance outstanding exceeding 65% of the net book value of Capital Assets as reported on Borrower financial statements.

HSBC approval shall be a condition precedent to any advances covering acquisitions in excess of CAD 2,000,000.

In the case of acquisitions, available by way of direct advances based on 100% of the cost of capital assets, including first year's interest and development overhead, to a maximum of CAD 25,000 per store for these two items, and goodwill from retail location purchases together with 25% of inventory purchases of the Borrower.

At the Borrower's option, the Capital /Acquisition Loan shall also be available by way of banker's acceptances with a minimum amount of CAD 500,000 and in minimum tranches of CAD 100,000 for a maximum term of 180 days.

2.4 Repayment:

Unless and until otherwise demanded, interest shall be paid monthly at the rate set out below and in the manner provided in the attached Schedule.

All amounts outstanding under the Capital / Acquisition Loan shall have a maximum term of two years maturing May 31, 2009. Future advances will also follow that schedule with advances maturing May 31, 2009. HSBC will consider a Borrower request to extend the term beyond the expiry of the current term if the loan is not in default and the loan is amortized over a maximum 5 year period. Such request to be made in writing to HSBC not more than 90 days and not less than 60 days prior to the expiry of the current term. HSBC has the right at any time to convert the repayment of the Loan from interest only to a 60 month amortization.

2.5 Interest and Fees:

Interest shall be paid on a tiered basis as follows with interest quoted at a per annum rate.

Capital / Acquisition Loan -HSBC Prime or BA tiered based upon unadjusted leverage ratio:

Unadjusted Leverage Ratio	Drawn	Undrawn/Standby
<3x	Prime + 0.25% or BA + 1.75%	0.15%
3x – 3.5x	Prime + 0.50% or BA + 1.90%	0.25%
>3.5x	Prime + 0.75% or BA + 2.00%	0.35%

Notes:

- 25 bps premium on all tiers in term out
- Based upon Leverage ratio on an Unadjusted basis (not reflecting rent)

The Borrower shall pay to HSBC:

(a) at the time of acceptance of each banker's acceptance under the Capital Assets Loan, a stamping fee of 1.75% to 2.00% per annum as above, based on the face amount of such banker's acceptance and calculated over its term.

(b) a stand-by fee based on the unutilised balance of the Capital / Acquisition Loan will be payable in arrears on the first day of each and every month at a rate of 0.15% to 0.35% per annum as above;

3. **Bank Guarantee Facility**

3.1 Amount:

CAD 3,000,000 bank guarantee facility (the "B/G Facility").

Note: For a temporary period of up to 6 months, Letters of Credit required for acquisitions, over and above this CAD 3,000,000 limit may be issued using any unused

portion of advances under the secured Operating Loan facility or the Capital Assets Loan facility.

3.2 Purpose:

To issue bank guarantees as required within the normal operations of the Borrower.

3.3 Fees:

The Borrower shall pay to HSBC as the time of issuance or renewal of each bank guarantee under the B/G Facility, a fee equal to 1.50% per annum, calculated against the face amount of the bank guarantee.

4. **EFT Loan Facility**

4.1 Amount:

CAD 1,000,000 demand non-revolving loan (the "EFT Facility").

4.2 Purpose:

To accommodate payroll and other EFT related payments.

4.3 Availability:

For day to day operations.

4.4 Repayment:

All various amounts outstanding under the EFT Facility shall be payable on a demand basis.

4.5 Interest:

If applicable, interest shall be paid monthly at HSBC's Prime Rate plus .75% per annum.

5. **Margin Requirement**

In addition to ensuring that no Loan exceeds its loan amount, as set out in this Facility Letter, the Borrower shall ensure that the aggregate Canadian Dollar Equivalent of the amount advanced and outstanding under the Operating Loan:

shall at no time exceed the Margin Requirement, being the aggregate of:

(a) 100% of cash in transit; plus

(b) 75% of Acceptable Inventory; plus

(c) 75% of Acceptable Accounts Receivable; less

(d) Accounts Receivable outstanding over 45 days; less

(e) Priority Claims

6. **Security**

6.1 Security Documents:

The liability, indebtedness and obligations of the Borrower under the Loans and this Facility Letter shall be evidenced, governed and secured, as the case may be, by the following documents (the "Security Documents") completed in form and manner satisfactory to HSBC or its solicitors:

Security Required:

(a) security agreement over cash, credit balances and deposit instruments;

(b) guarantees of the indebtedness of the Borrower to the Bank, executed by the various BC entities (where title to store assets and inventory is held not directly by the Borrower) plus interest and charges as provided in the guarantee;

Supported by:

General Security Agreements creating a first priority security interest in all present and after acquired personal property of the entity and a floating charge over all of the entity's present and after acquired real property including all supporting and ancillary forms of HSBC creating a first priority charge on the assets of those entities (including all inventory);

(c) if deemed applicable by HSBC, loan agreement / inter-lender agreement (the "Loan Agreement") in form and manner acceptable to HSBC and its co-lender reflecting the terms of this Facility Letter and the Security Documents;

(d) line of credit by way of current account overdraft agreement executed by the *Borrower (the Operating Loan)*;

(e) Banker's Acceptances agreement, executed by the Borrower;

(f) general security agreement creating a first priority security interest in all present and after acquired personal property of the Borrower and a floating charge over all of the Borrower's present and after acquired real property;

(g) endorsements by the Borrower to HSBC of all risk insurance (including extended coverage endorsement) in amounts and from an insurer acceptable to HSBC, on all of the Borrower's real and personal property including, without limitation, lands, buildings, equipment and inventory owned by the Borrower, showing HSBC as first loss payee, such policy to include business interruption and public liability insurance of CAD 5,000,000;

(h) Section 427 *Bank Act* security including all supporting and ancillary forms of HSBC creating a first priority charge on the Borrower's assets;

(i) all supporting certificates and opinions as HSBC may reasonably require;

(j) such other documents as HSBC may reasonably request in order to register or otherwise perfect the documents listed above.

6.2 Registration:

The Security Documents will be registered in all jurisdictions and at all registries or public office as HSBC may determine necessary or beneficial to perfect or protect its interest under the Security Documents. The Security Documents shall rank in priority to all other mortgages, charges, liens, encumbrances and security interests unless otherwise specifically agreed to in writing by HSBC.

7. Conditions Precedent

The conditions precedent to HSBC's obligation to the advance of the Loans and to the continued availability of the Loans are set out below and in Section IV of the attached Schedule to this Facility Letter (collectively the "Conditions Precedent").

Capital / Acquisition Loan

(a) HSBC approval to any advances in excess of CAD 2,000,000;

(b) Funding will be conditional upon provision of satisfactory appraisal and/or invoices covering costs of additional stores either acquired or added/opened by the borrower. Such appraisals will cover only capital assets and leasehold improvements net of any goodwill or soft costs. The subject acquisitions or store additions must be for locations and operations acceptable to HSBC and specifically approved for funding by the bank under this facility.

(c) Funding under any acquisitions will be conditional upon provision of copies of purchase agreements and related documents covering quailified acquisition costs including capital assets for added retail stores/units.

8. Borrower's Covenants and Conditions

The Borrower covenants and agrees with HSBC that, so long as any portion of the Loans or any indebtedness or liabilities of the Borrower under this Facility Letter remain outstanding, it shall not, without the prior written consent of HSBC:

(a) permit its ratio of Adjusted Debt to EBITDAR to at any time exceed 5.00:1. To be tested quarterly on a 4 quarter rolling basis. Adjusted Debt includes 8 times annual rent. EBITDAR will include the most recent 12-month portion of EBITDA from the acquired operations and projected additional EBITDA provided from purchased and built locations and also adds back one times total annual rent;

(b) permit its ratio of current assets to current liabilities to at any time to be less than 1.10:1. The portion of the debt scheduled to be repaid at least one year plus one day from the balance sheet date may be excluded from current liabilities;

(c) permit its fixed charge coverage ratio to at any time be less than 1.00:1 **(except that HSBC will permit the minimum ratio to be .90:1 up to and including the**

period ending Dec. 31/07) . To be tested quarterly on a 4 quarter rolling basis. For the purposes of this calculation, fixed charge coverage is defined where:

- numerator is: EBITDAR (as noted above) – Cash Distributions
- Fixed Charges are: Cash Interest + Cash Taxes + Rent + Principal Repayment + Maintenance Capex

(d) inject funds into new or existing operations or make capital expenditures, which would cause a breach of clauses (a), (b), or (c) above or exceed the amount projected by the company for the subsequent fiscal year end and agreed to by HSBC;

The Borrower shall apply 100% of the net sale proceeds from any asset sales against the corresponding Loan;

The Borrower shall apply 100% of the net proceeds from any issuance of additional trust units against the outstanding balance of the Capital / Acquisition Loan;

The Borrower agrees that the foregoing financial tests shall be calculated by HSBC using monthly internally prepared and year end audited financial statements of the Borrower or with such other statements as HSBC may agree to use from time to time.

9. <u>**Financial Statements and Reports**</u>

The Borrower shall deliver to HSBC the following:

(a) Monthly, within 25 days of each calendar month end:

(i) declaration of inventory in accordance with HSBC's format under Section 427 of the *Bank Act*;

(ii) internally-prepared profit and loss statements and balance sheet for the Borrower;

(iii) statement signed by a senior officer of the Borrower setting out the calculation of the Acceptable Inventory as at the preceding month end;

(b) Quarterly, within 25 days of final month end:

(i) financial covenant compliance certificate detailing all underlying assumptions and calculations of relevant figures signed by a senior officer of the Borrower;

(c) Annually, within 120 days of the Borrower's fiscal year end:

(i) audited, accountant prepared financial statements for the Borrower;

(ii) *pro forma* financial statements, cash flow statement and budget for the following fiscal year of the Borrower;

(iii) Personal Property Registry searches to be conducted annually;

(d) HSBC will be provided with all public reports and security commission filings;

(e) Such additional financial statements and information as and when requested by HSBC.

10. Lapse, Periodic Review and Cancellation

Without limiting HSBC's right to demand repayment of the Loans at any time, this Facility Letter shall, at the option of HSBC, lapse and the obligations of HSBC shall end if there has, in the opinion of HSBC, been a material adverse change in the financial condition of the Borrower. Without limiting HSBC's right to demand repayment of the Loans at any time, the Loans shall be subject to periodic review by HSBC as and when determined by HSBC in its discretion. Any unadvanced portion of the Loans shall be cancelled upon demand being made by HSBC for repayment of the amount outstanding under the Loans.

11. Syndication

N/A

12. **Acceptance**

The terms and conditions of this Facility Letter may be accepted by signing, dating and returning the enclosed duplicate copy of this Facility Letter signed by the Borrower to HSBC by 5:00 p.m. on May 28, 2007, failing such acceptance, this offer shall be of no further force or effect.

Yours truly,
HSBC BANK CANADA

Gary Comber
Assistant Vice President
Commercial Financial Services

K.G. Keenleyside
Assistant Vice President
Commercial Financial Services

The undersigned hereby acknowledges and agrees to the terms and conditions of this Facility Letter this 28 day of May, 2007.

THE BORROWER:

Liquor Stores Limited Partnership by its general partner Liquor Stores GP Inc.

Per: ______________________

SCHEDULE TO FACILITY LETTER
FROM HSBC BANK CANADA
TO LIQUOR STORES GP INC.
DATED May 14, 2007

This Schedule shall form part of the Facility Letter and the Loans as described in the Facility Letter shall also be subject to the following terms and conditions:

I. Definitions

For the purpose of the Facility Letter, the following terms shall have the meanings indicated below:

"Acceptable Inventory" means the value, determined by HSBC from its review of the most recent financial statements and inventory declaration provided by the Borrower, based on the lower of cost and fair market value of all materials owned by the Borrower for resale or for production of goods for resale, excluding work in progress, and over which HSBC holds a first mortgage, first ranking transfer or first security interest, subject only to Priority Claims;

"Acceptable Receivables" means the aggregate of accounts receivable of the Borrower, determined by HSBC from the most recent financial statements and aged list of accounts receivable of the Borrower, over which HSBC holds a first assignment or first security interest, subject only to Priority Claims, from customers approved by HSBC and which have been outstanding for not more than 45 days, from which shall be excluded accounts receivable from affiliated corporations and accounts which are disputed by the Borrower's customers or are subject to set-off;

"HSBC's Prime Rate" means the variable annual rate of interest established and adjusted by HSBC from time to time as a reference rate for purposes of determining rates of interest it will charge on loans denominated in Canadian dollars and which was 6.00% on May 14, 2007;

"Business Day" means a day upon which HSBC is open for business in the branch first above written;

"Facility Letter" means the letter from HSBC to the Borrower to which this Schedule is attached, together with this Schedule, and includes all amendments and replacements thereof;

"Governmental Authority" means any governmental, legislative, or regulatory authority, agency, commission, board or court, tribunal or other law, regulation or rule making entity having or purporting to have jurisdiction on behalf of any nation, province, or city;

"Legal Requirement" means all laws, statutes, codes, ordinances, orders, awards, judgments, decrees, injunctions, rules, regulations, authorizations, consents, approvals, orders, permits, franchises, licenses, directions and requirements of any Governmental Authority or otherwise;

"Required Notice" means a notice in form and content approved by HSBC given to the branch of HSBC referred to above not later than 10:30 a.m. local time three Business Days immediately preceding the date on which:

(a) an advance is to be made;

(b) a rollover is to be made from one interest option to another; or

(c) a banker's acceptance is to be issued for acceptance by HSBC;

as the case may be, stating the date, amount and term of the requested advance or rollover, or particulars of the banker's acceptance.

With respect to the foregoing, a certificate of a manager or account manager of HSBC shall be *prima facie* evidence of HSBC's Prime Rate, from time to time.

"Priority Claims" means any lien, claim, charge, security interest, trust claim, right or encumbrance of any Governmental Authority or other party (whether arising under any statute, law, contract or otherwise) having priority over the Security Documents and the mortgage, charge and security interest of HSBC in any of the inventory or accounts receivable of the Borrower.

II. Representations and Warranties

If a corporation, the Borrower represents and warrants, as at the time of drawing under or other utilization of the Loans, that:

(a) it has been duly organized, is properly constituted, is in good standing and is entitled to conduct its business in all jurisdictions in which it carries on business or has assets;

(b) the execution of the Facility Letter and the Security Documents and the incurring of liability and indebtedness to HSBC does not and will not contravene:

  (i) any Legal Requirement applicable to the Borrower; or

  (ii) any provision contained in any other loan or credit agreement or borrowing instrument or contract to which the Borrower is a party;

(c) the Facility Letter and the Security Documents to which it is a party have been duly authorized, executed and delivered by the Borrower, and constitute valid and binding obligations of the Borrower and are enforceable in accordance with their respective terms;

(d) all necessary Legal Requirements have been met and all other authorizations, approvals, consents and orders have been obtained with respect to the Loans and the execution and delivery of the Security Documents.

The Borrower also represents and warrants to HSBC that all financial and other information provided to HSBC in connection with the Loans is true and accurate, and acknowledges that the offer of credit contained in the Facility Letter is made in reliance on the truth and accuracy of this information and the above representations and warranties.

III. Interest, Fees Payment and Rights

(a) Interest on the daily balance of the principal amount advanced under the Loans and remaining unpaid from time to time shall be payable by the Borrower as set out in the Facility Letter both before and after demand, maturity, default and judgment;

(b) Loans made available through banker's acceptances, shall be drawn in the minimum amount of CAD 500,000 and integral multiples of CAD 100,000 for periods of one, two, three, four, five or six months;

(c) The fees collected by HSBC shall be its property as consideration for the time, effort and expense incurred by it in the review and administration of documents and financial statements, and the Borrower acknowledges and agrees that the determination of these costs is not feasible and that the fees set out in the Facility Letter represent a reasonable estimate of such costs;

(d) Any amounts which become payable to HSBC under the Facility Letter or the Security Documents and which are not paid when due shall accrue interest and be payable from the due date at HSBC's Prime Rate plus 3% per annum, compounded monthly and payable on the last day of each month, both before and after demand, maturity, default and judgment, if no other interest rate is expressed for such amounts;

(e) All payments by the Borrower to HSBC shall be made at the address of the branch of HSBC set out on the first page of the Facility Letter or at such other place as HSBC may specify in writing from time to time. Any payment delivered or made to HSBC by 1:00 p.m. local time at the place where such payment is to be made shall be credited as of that day, but if made afterwards shall be credited as of the next day on which the said branch is open for business;

(f) Notwithstanding anything to the contrary contained in the Facility Letter, HSBC may, in its discretion, make an advance under the Loans to pay any unpaid interest or fees which have become due under the terms of the Facility Letter;

(g) The Borrower acknowledges that the actual recording of the amount of any advance or repayment thereof under the Loans, and interest, fees and other amounts due in connection with the Loans, in an account of the Borrower maintained by HSBC shall constitute prima facie evidence of the Borrower's indebtedness and liability from time to time under the Loans; provided that the obligation of the Borrower to pay or repay any indebtedness and liability in accordance with the terms and conditions of the Loans shall not be affected by the failure of HSBC to make such recording. The Borrower also acknowledges being indebted to HSBC for principal amounts shown as outstanding from time to time in HSBC's account records, and all accrued and unpaid interest in respect of such amounts, in accordance with the terms and conditions of this Facility Letter;

(h) The obligation of the Borrower to make all payments under the Facility Letter and the Security Documents shall be absolute and unconditional and shall not be limited or affected by any circumstance, including, without limitation:

  (i) any set-off, compensation, counterclaim, recoupment, defence or other right which the Borrower may have against HSBC or anyone else for any reason whatsoever; or

  (ii) any insolvency, bankruptcy, reorganization or similar proceedings by or against the Borrower;

(i) In addition to and not in limitation of any rights now or hereafter available to HSBC whether applicable law or arising in the Security Documents, HSBC is authorized, at any time after default and from time to time thereafter, upon delivery of 3 days written notice to the Borrower to set-off and appropriate and to apply any and all deposits (general and special) and any other indebtedness at any time held by or owing by HSBC to or for the

credit of the Borrower against and on account of the obligations and liabilities of the Borrower to HSBC under this Facility Letter. HSBC agrees to provide written notice of the exercise of any of the rights under this section immediately after the exercise of such rights;

(j) The remedies, rights and powers of HSBC under this Facility Letter, the Security Documents and at law and in equity are cumulative and not alternative and are not in substitution for any other remedies, rights or powers of HSBC and no delay or omission in exercise of such remedy, right, or power shall exhaust such remedies, rights or powers or be construed as a waiver of any of them.

IV. Conditions Precedent

In addition to the Conditions Precedent previously set out, it shall also be a condition precedent to the initial advance and continued availability of the Loans that HSBC shall have received:

(a) The Security Documents completed and, where necessary, registered in form and manner satisfactory to HSBC's solicitors;

(b) Satisfactory banker's and/or other agency reports on the financial position of the Borrower and such customers of the Borrower as HSBC may specify from time to time;

(c) Verification of insurance arranged by the Borrower conforming to HSBC's requirements;

(d) If deemed necessary by HSBC, an environmental questionnaire, including site profile in Alberta and BC, and environmental site investigation report for the Lands prepared by an environmental consultant satisfactory to HSBC, in each case in form and content acceptable to HSBC;

(e) confirmation that the Borrower is in compliance with each of the terms and conditions of the Facility Letter.

V. Borrower's Covenants and Conditions

In addition to the conditions previously set out, the following conditions shall apply until the Loans are repaid in full and cancelled:

(a) The Borrower shall not, without the prior written consent of HSBC:

(i) grant or allow any lien, charge, security interest, privilege, hypothec or other encumbrance, whether fixed or floating, to be registered against or exist on any of its assets and in particular, without limiting the generality of the foregoing, shall not grant a trust deed or other instrument in favour of a trustee (in the normal course of operations, the Borrower is permitted to enter into operating and capital lease agreements);

(ii) become guarantor or endorser or otherwise become liable upon any note or other obligation other than as contemplated by the Borrower's Preliminary Prospectus or in the normal course of business of the Borrower (in the normal course of operations, the Borrower is permitted to guarantee leases as an example);

(iii) amalgamate with or permit all or substantially all of its assets to be acquired by any other person, firm or corporation or permit any reorganization or change of control of the Borrower;

(iv) permit any property taxes or strata fees to be past due at any time.

(b) HSBC shall have the right to waive the delivery of any Security Documents or the performance of any term or condition of the Facility Letter, and may advance all or any portion of the Loans prior to satisfaction of any of the Conditions Precedent, but waiver by HSBC of any obligation or condition shall not constitute a waiver of performance of such obligation or condition in the future;

(c) All financial terms and covenants shall be determined in accordance with generally accepted accounting principles, applied consistently;

(d) If the amount outstanding under any Loan in Canadian dollars at any time exceeds the amount authorized under that Loan, HSBC may, from time to time, in its sole discretion:

(i) limit the further utilization of that Loan;

(ii) convert all or part of the amount outstanding under that Loan to Canadian Dollars in which event, interest shall accrue and be paid on such converted amounts at the rate set out in the Facility Letter for Canadian dollar advances accruing interest with reference to HSBC's Prime Rate. If no such rate is set out in the Facility Letter, interest shall accrue on the amount so converted at HSBC's Prime Rate plus 3% per annum, compounded monthly and payable on the last day of each month, both before and after demand, maturity, default and judgment, until paid;

(iii) require the Borrower to pay off the excess;

VI. <u>Environmental Matters</u>

(a) To the best of the Borrower's knowledge after due and diligent inquiry, no regulated, hazardous or toxic substances are being stored on any of the Borrower's lands, facilities or premises (the "Premises") or any adjacent property, nor have any such substances been stored or used on the Premises or in the Borrower's business or any adjacent property prior to the Borrower's ownership, possession or control of the Premises. The Borrower agrees to provide written notice to HSBC immediately upon the Borrower becoming aware that the Premises or any adjacent property are being or have been contaminated with regulated, hazardous or toxic substances. The Borrower shall not permit any activities on the Premises which directly or indirectly could result in the Premises or any other property being contaminated with regulated, hazardous or toxic substances. For the purposes of the Facility Letter, the term "regulated, hazardous or toxic substances" means any substance, defined or designated as hazardous or toxic wastes, hazardous or toxic material, a hazardous, toxic or radioactive substance or other similar term, by any applicable federal, provincial or local statute, regulation or ordinance now or in the future in effect, or any substance or materials, the use or disposition of which is regulated by any such statute, regulation or ordinance;

(b) The Borrower shall promptly comply with all statutes, regulations and ordinances, and with all orders, decrees or judgments of governmental authorities or courts having jurisdiction, relating to the use, collection, storage, treatment, control, removal or cleanup of regulated, hazardous or toxic substances [in the Borrower's business] or in, on, or

under the Premises or in, on or under any adjacent property that becomes contaminated with regulated, hazardous or toxic substances as a result of construction, operations or other activities on, or the contamination of, the Premises, or incorporated in any improvements thereon. HSBC may, but shall not be obligated to, enter upon the Premises and take such actions and incur such costs and expenses to effect such compliance as it deems advisable and the Borrower shall reimburse HSBC on demand for the full amount of all costs and expenses incurred by HSBC in connection with such compliance activities;

(c) The assets of the Borrower which are now or in the future encumbered by the Security Documents are hereby further mortgaged and charged to HSBC, and HSBC shall have a security interest in such assets, as security for the repayment of such costs and expenses and interest thereon, as if such costs and expenses had originally formed part of the Loans.

VII. Bank Visits

Representatives of HSBC shall be entitled to attend at the Borrower's business premises and to view all financial records of the Borrower at any time, on reasonable notice.

VIII. Legal and Other Expenses

The Borrower shall pay all reasonable legal fees and disbursements (on a solicitor and own client basis) in respect of the Loans, the preparation, issue and registration of the Security Documents, the enforcement and preservation of HSBC's rights and remedies under this Facility Letter and the Security Documents, and all reasonable fees and costs relating to appraisals, insurance consultation, credit reporting and responding to demands of any government or any agency or department thereof, whether or not the documentation is completed or any funds are advanced under the Loans.

IX. Syndication

HSBC shall have the right to syndicate 40% of the Loans (all costs of syndication shall be for the account of the Borrower).

X. Non-Merger and Non-Assignment

This Facility Letter shall, on execution by the Borrower, replace all previous facility letters from HSBC to the Borrower with respect to the Loans. Any existing loan to the Borrower shall be modified, not refinanced, without novation of the Borrower's existing facilities or obligations, by virtue of the Facility Letter unless otherwise provided in the Facility Letter. The terms and conditions of the Facility Letter shall merge into and be replaced by the Loan Agreement. In the event of a conflict between the terms of the Loan Agreement and the terms of the Security Documents, except as to defaults and consequences of default, the Loan Agreement shall prevail to the extent of such conflict.

The benefits conferred by this Facility Letter shall enure to the benefit of HSBC and its successors and assigns and shall be binding on the Borrower and their successors and permitted assigns.

The Borrower shall not assign all or any of its rights, benefits or obligations under this Facility Letter without the prior written consent of HSBC.

XI. Waiver or Variation

No term or condition of the Facility Letter or any of the *Security Documents may be waived or* varied verbally or by any course of conduct of any officer, employee or agent of HSBC. All waivers must be in writing and signed by the waiving party.

Any amendment to the Facility Letter or the Security Documents must be in writing and signed by a duly authorized officer of HSBC.

XII. Consent and Acknowledgement to Collection, Use and Disclosure of Information

When it is necessary for providing products and services to the Borrower, the Borrower consents to HSBC obtaining from any credit-reporting agency or from any person any information (including personal information) that HSBC may require at any time. The Borrower also consents to the disclosure at any time by HSBC any information concerning the Borrower to any credit grantor, to any credit reporting agency, or to HSBC's subsidiaries and affiliates. If applicable, the Borrower also authorizes HSBC to release the information contemplated by any builder's lien or similar legislation to all persons claiming a right to such information under such legislation. The Borrower may refuse or withdraw these consents; however this may result in HSBC cancelling or withholding products or services for which these consents are necessary. The Borrower shall be at liberty to disclose in public filings the terms of its credit facilities with HSBC from time to time.

XIII. Time of Essence

Time shall be of the essence of the Facility Letter.

XIV. Governing Law

This Facility Letter and, unless otherwise specified therein, all other documents or instruments delivered in accordance with this Facility Letter shall be governed by and interpreted in accordance with the laws of the Provinces of Alberta and BC (the "*Governing Jurisdiction*") and the laws of Canada applicable therein. The Borrower irrevocably submits to the exclusive jurisdiction of the courts in the Governing Jurisdiction.

END